

March 27, 2024

Ara Mahdessian
Chief Executive Officer
ServiceTitan, Inc.
800 N. Brand Blvd
Suite 100
Glendale, CA 91203

> **Re: ServiceTitan, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 29, 2024**
> **CIK No. 0001638826**

Dear Ara Mahdessian:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
Russian military action against Ukraine has adversely affected,..., page 49

1. You state that the Russian military action against Ukraine has adversely affected the company. Please disclose whether and how your business segments, products, lines of service, projects or operations have been materially impacted since February 2022. For example, discuss the number of personnel affected, including both employees and contractors. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Business Performance, page 78

2.   Please revise to include the Gross Transaction Value and gross dollar retention rates for all periods presented. We note that you have provided disclosure for 2024 but did not include comparable disclosure for 2023.

3.   Please tell us whether the "total number of customers" or "contracted annual recurring revenue" are key business metrics that management uses in managing or monitoring the performance of the company. We note that you intend to disclose the total number of customers since inception as of January 31, 2024. We also note that your annual bonuses for your executive officers are based on the certain performance goals relating to contracted annual recurring revenue. If these measures are key business metrics, please provide a quantitative discussion for all periods presented.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 91

4.   Please provide us with a breakdown of all equity awards granted to date in fiscal 2024 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Business, page 93

5.   We note that your usage-based revenue consists primarily of fees from revenue sharing agreements with payment processing and end-customer financing partners. Please describe any material agreements with these third parties. File each material agreement as an exhibit to your registration statement or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The ServiceTitan Approach, page 98

6.   We note your statement on page 45 that you rely on open-source software. Please disclose whether the Titan Intelligence AI engine was developed by the company and clarify the extent to which you rely on existing open source licenses to support the product.

7.   We note that you refer your "proprietary data assets" that the company intends to utilize in its AI engine. We also note your statement that your AI engine is "informed by external micro and macro data, such as local consumer behavior and credit card purchase data." Please revise your disclosure to clarify whether you rely on historical data sets, and if so, include a risk factor highlighting any resulting risks.

Principal Stockholders, page 146

8.   Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Battery Ventures, Bessemer Venture Partners, ICONIQ Capital, and TPG Tech Adjacencies II Sherpa, L.P.

Lock-Up and Market Standoff Agreements, page 157

9.   We note that your lock-up agreements are subject to "certain other exceptions." Please disclose the exceptions.

Cloud Computing Arrangements, page F-12

10.   Please clarify how your accounting for cloud computing arrangements complies with ASC 350-40-45-1 and 45-3. Please advise.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Leases, page F-12

11.   You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise your disclosure to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to "Rate Implicit in the Lease" defined in ASC 842-20-20.

Revenue recognition
Subscription, page F-15

12.   We note your disclosure that "contracts provide for a minimum subscription fee for the contract term and in most cases, customers can expand their subscription on a monthly basis for a fee commensurate with the per unit fee defined in the contract." Please tell us how you considered whether this option qualifies as a material right. Refer to ASC 606-10-55-41 to 55-45.

Disaggregated Revenue and Revenue by Geography, page F-16

13.   Please tell us what consideration was given to disaggregating revenue by timing of transfer of goods or services (i.e. point in time, over time). Refer to ASC 606-10-55-90 and 55-91.

Note 8 - Commitments and Contingencies
Indemnifications, page F-31

14.   We note your disclosure that "The maximum potential amount of future payments the

Company could be required to make under these indemnification provisions is indeterminable." Please disclose, if true, that you did not have any material indemnification claims that were probable or reasonably possible and indemnity payments, if any, made by you have not had a material effect on your Consolidated Financial Statements. Refer to ASC 460-10-50.

Note 9 - Leases, page F-31

15. Please revise to disclose cash paid for amounts included in the measurement of lease liabilities included in operating cash flows. Refer to ASC 842-20-50-4(g)(1).

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phillip Stoup